Confidential Treatment Requested by eHealth

GUNDERSON DETTMER STOUGH

VILLENEUVE FRANKLIN & HACHIGIAN, LLP

155 CONSTITUTION DRIVE

MENLO PARK, CALIFORNIA 94025

TELEPHONE: (650) 321-2400 FACSIMILE: (650) 321-2800

May 31, 2006

VIA EDGAR AND OVERNIGHT COURIER

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Jeffrey Riedler and Gregory S. Belliston

Re:	eHealth, Inc.

Registration Statement on Form S-1

File No. 333-133526

Dear Mr. Riedler and Mr. Belliston:

eHealth, Inc. (the “Company”) has electronically transmitted via EDGAR Amendment No. 1 (“Amendment No. 1”) to its Registration Statement on Form S-1 (the “Registration Statement”), together with certain exhibits thereto. Manually executed signature pages and consents have been executed prior to the time of this electronic filing and will be retained by the Company for five (5) years. We have also enclosed with the couriered delivery of this letter (i) three unmarked hard copies of Amendment No. 1 and (ii) three hard copies of Amendment No. 1 which are marked to show changes to the Registration Statement filed on April 25, 2006.

On behalf of the Company, this letter responds to the comments set forth in the letter to the Company dated May 22, 2006 from the staff of the Securities and Exchange Commission (the “Staff”). For your convenience, we have repeated and numbered the comments from the May 22, 2006 letter in italicized print, and the Company’s responses are provided below each comment.

General

1.	Please provide us proofs of all graphic, visual, or photographic information you will provide in the printed prospectus prior to its use, for example in a preliminary prospectus. Please note we may have comments regarding these materials.

RESPONSE TO COMMENT 1:

The Company supplementally informs the Staff that it does not anticipate using any graphic, visual or photographic information in the prospectus.

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Confidential Treatment Requested by eHealth

2.	Please note that when you file a pre-effective amendment containing pricing-related information, we may have additional comments. As you are likely aware, you must file this amendment prior to circulating the prospectus.

RESPONSE TO COMMENT 2:

The Company notes the Staff’s comment and will include pricing-related information prior to circulating the prospectus.

3.	Please note that when you file a pre-effective amendment that includes your price range, it must be bona fide. We interpret this to mean your range may not exceed $2 if you price below $20 and 10% if you price above $20.

RESPONSE TO COMMENT 3:

The Company notes and intends to comply with the Staff’s comment.

4.	Please update the financial statements as required by Rule 3-12 of Regulation S-X.

RESPONSE TO COMMENT 4:

The Company has updated the Registration Statement to include financial statements for the interim period ended March 31, 2006.

Prospectus Summary, page 1

5.	Your summary does not present a balanced view of your business. Currently, your summary is a detailed discussion of only the positive aspects of your company’s business and strategy. Please revise the summary to present a balanced picture, including a discussion of the challenges you face, the fact that you have never had a profitable year, your accumulated deficit, and the hurdles you must overcome to achieve each of the strategy objectives you list. Please note that the balancing disclosure you provide should be no less prominent than your positive disclosure and should appear under an appropriate heading.

RESPONSE TO COMMENT 5:

In response to the Staff’s comment, the Company has revised the Prospectus Summary to include an abbreviated “Risk Factors” section.

eHealth, page 1

6.	Please cite in your document a source for the statement that you are “the leading online source of health insurance for individuals, families and small businesses.”

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Confidential Treatment Requested by eHealth

RESPONSE TO COMMENT 6:

We understand that the Staff is appropriately skeptical when Registrants claim that they are “the leaders” in this or that field. Presumably, if the field is narrowly enough drawn, everyone can be “the leader” in some field. In this particular instance, however, the Company believes the facts strongly support that eHealth is the leading online source of health insurance for individuals, families or small businesses.

The Company is unaware of any other company (online or offline) that has the number of health insurance carrier relationships, breadth of health insurance products, national scope or the technology leadership that the Company possesses in the individual, family and small business health insurance market. Furthermore, the individual, family and small business market is generally serviced by individual agents or small agencies that have partnerships with one or a few health insurance carriers. The larger and regional brokers focus their sales efforts on large or mid-sized employers outside of the individual, family and small business market. As a result, the Company’s competition is generally local and offline and only offers a limited number of health insurance products from a limited number of health insurance carriers in the individual, family and/or small business market.

In addition, the Company’s leadership position is supported by the following:

•	The Company has been publicly recognized by independent sources as the leading online source of health insurance for individual, family and small businesses. For example, in April 2003, Time Magazine characterized the Company as “the online market leader.” In February 2006, the Small Business and Entrepreneurship Council characterized the Company as the “nation’s largest seller of on-line individual health insurance policies.” In August 2003, O Magazine recognized the Company as offering “the largest individual and small-business health plan selection across more states than any other online or offline source.” Additionally, in May 2006, Kiplinger Magazine recognized the Company as “the winner” in nationally offering health insurance in the individual and family market. In August 2005, the Galen Institute referred to the Company as “the largest on-line health insurance broker in the U.S.” Even as far back as April 2001, the Heritage Foundation referred to the Company as “the largest online broker of individual health insurance in America.”

•	The Company has received sales awards from numerous health insurance carriers, including several of the largest health insurance carriers in the nation. For example, the Company has received “Top Producer” or other similar awards from *** and other leading carriers. These awards are particularly impressive since they represent a distinction held against all of the carriers’ distribution sources and are not limited to online distribution sources.

•

The Company holds a unique position among policy makers regarding health insurance in the individual, family and small business markets. For example, the Company has assisted government officials, members of Congress and the White

*** Confidential material redacted and filed separately with the Commission.

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Confidential Treatment Requested by eHealth

House in creating health insurance policy and is often cited as an authority relating to health insurance matters (See., e.g., United States Department of the Treasury Fact Sheet regarding the dramatic growth of Health Savings Accounts, March 2006). Additionally, executives of the Company have testified before Congress concerning initiatives relating to health insurance, spoken at the White House Economic Conference and have regularly collaborated with members of Congress to assist them in creating legislation. Most recently, an executive of the Company participated at a White House Round Table discussion with President Bush to discuss the administration’s health care policy.

•	The Company is an online technology leader in the health insurance industry. As described in detail in the Registration Statement, the Company offers, among other things, a proprietary online quoting engine, plan comparison and selection tools, an application designer tool and runtime engine and an online application process that takes advantage of eSign, ePayment and electronic processing interchange with Carriers, all of which the Company pioneered in the health insurance industry.

In sum, none of the Company’s competitors offers what the Company offers relating to the online sale of health insurance in the individual, family and small business health insurance markets. The Company’s competitors are “offline” and/or do not enjoy the number of health insurance carrier relationships, the quality of carrier relationships, the breadth (geographic and number of products) of health insurance product offering, the technology leadership and leadership at the policy making level that the Company enjoys. As a result, the Company believes there is substantial support for its assertion that it is the leading online source of health insurance for individuals, families and small businesses.

Market Opportunity, page 1

7.	Please state the aggregate premiums for the individual and family segment and the small business segment since those are the segments your business targets.

RESPONSE TO COMMENT 7:

The Company supplementally informs the Staff that it is not aware of the existence of aggregate premium data for the individual and family and small business health insurance markets. While the Company has provided the U.S. Census Bureau estimate of approximately 17 million Americans who directly purchased their health insurance from an individual or family health insurance plan in 2004, the Company is not aware of data as to the premiums associated with such health insurance plans.

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Confidential Treatment Requested by eHealth

Risk Factors

Our future operating results are likely to fluctuate . . ., page 7

8.	It appears that substantially all of the items listed in the bullet points are covered by other risk factors, so it appears repetitive to include the bullet-point list in this risk factor. Please remove the repetitive text. Although not an exhaustive list, we note the following examples:

•	The first bullet point, which deals with attracting new customers, is covered by “If we are not successful in converting visitors to our website into members, our business and operating results would be harmed” on page 10.

•	The second bullet point, which deals with losing customers, is covered by “If we are unable to retain our members, our business and operating results would be harmed” on page 9.

•	The third bullet point, which deals with the wide variety of insurance plans, is covered by “Changes in the quality and affordability of the health insurance products . . ..” on page 10.

•	The fifth bullet point, which deals with your receipt of commissions, is covered by “Our operating results fluctuate depending upon health insurance carrier payment practices. . .” on page 14.

•	The seventh bullet point, which deals with alliances with marketing partners, is covered by “We rely significantly on marketing partners . . .” on pages 12-13.

•	The last bullet point, which deals with regulations, is covered by “Compliance with the strict regulatory environment applicable to the insurance industry and the specific products we sell . . .” on pages 20-21, “Regulation of the sale of health insurance is subject to change . . .” on pages 21-22, and “Government regulation of the Internet could adversely affect our business” on pages 22-23.

RESPONSE TO COMMENT 8:

In response to the Staff’s comment, the Company has revised the Registration Statement to eliminate repetition noted by the Staff in the Risk Factors section.

Our business may be harmed if we lost our relationships . . ., page 9

9.	We note 17% of your 2005 revenue came from Golden Rule Insurance Company and 15% came from Blue Cross of California and Unicare. Please state the duration of your agreements with these companies, and state whether any of the agreements are terminable at will. Finally, discuss all material terms of these agreements in your Business section.

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Confidential Treatment Requested by eHealth

RESPONSE TO COMMENT 9:

The Company has requested that the Commission grant confidential treatment for certain terms of its agreements with Golden Rule Insurance Company and Blue Cross of California and Unicare, including the termination provisions under such agreements. *** The Company has revised the Registration Statement to make clear that the agreements with Golden Rule Insurance Company and Blue Cross of California and Unicare are terminable on short notice by either party for any reason.

System failures or capacity constraints could harm our business . . ., page 11

10.	Please disclose whether you carry insurance for earthquakes or any of the other causes of damage listed in the third paragraph of this risk factor. If you do, disclose the amount.

RESPONSE TO COMMENT 10:

In response to the Staff’s comment, the Company has revised the Registration Statement to include disclosure that its insurance coverage may be inadequate and its coverage amounts may be insufficient.

We rely significantly on marketing partners . . ., page 12

11.	Please identify any marketing partners upon whom your business is substantially dependent. File as exhibits your agreements with these organizations, and discuss the material terms of the agreements in your Business section.

RESPONSE TO COMMENT 11:

The Company supplementally informs the Staff that it is not substantially dependent on any one of the Company’s hundreds of marketing partners.

Our operating results fluctuate depending upon health insurance . . , page 14

12.	We note there have been instances in which an insurance carrier’s report of commissions and payment has been delayed for several months. If any of these instances have materially harmed your business, please discuss the situation.

RESPONSE TO COMMENT 12:

The Company supplementally informs the Staff that while there have been instances in which an insurance carrier’s report of commissions and payment has been delayed for several months, none of these instances resulted in material harm to the Company’s business.

There are many risks associated with our operations in China, page 15

13.	Please consider whether any of the items listed in the bullet points constitutes a material risk. If so, any such item should be discussed in its own risk factor. If none of the items is a

*** Confidential material redacted and filed separately with the Commission.

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Confidential Treatment Requested by eHealth

material risk, please consider whether this risk factor is necessary. Please revise as appropriate.

RESPONSE TO COMMENT 13:

In response to the Staff’s comment, the Company has revised the Registration Statement to eliminate the bullet point disclosure within the risk factor.

14.	If any of the items in the bullet points has materialized in the past and materially harmed your business, please discuss it in a separate risk factor.

RESPONSE TO COMMENT 14:

The Company supplementally informs the Staff that none of the items set forth in the bullet points has materialized in the past and materially harmed the Company’s business.

We may not be able to adequately protect our intellectual property . . .,page 15

15.	To the extent you are aware that you have any intellectual property that is being infringed upon or that you have been notified of a third party’s belief that you are infringing on their intellectual property, please revise this risk factor or the one that follows it, as applicable, to disclose the situation and potential consequences. In that regard, we note you disclose in the next risk factor that you have received notices that claim you have misappropriated or misused other parties’ intellectual property rights.

RESPONSE TO COMMENT 15:

The Company supplementally informs the Staff that it is not aware of any pending claims against the Company that it is infringing upon the intellectual property rights of a third party.

Future litigation against us could be costly and time-consuming to defend, page 16

16.	As currently worded, this risk factor and the risk factors listed below could apply to any public company. If you keep these risk factors in your document, please revise them so they are specific to your situation.

•	Page 17: We rely on insurance to mitigate some risks and, to the extent the cost of insurance increases or we maintain insufficient coverage, our business and operating results may be harmed;

•	Page 19: If we fail to maintain proper and effective internal controls, our ability to produce accurate financial statements could be impaired, which could adversely affect our operating results, our ability to operate our business and our stock price;

•	Page 19: We will incur increased costs as a result of being a public company; and

•	Page 20: Terrorist attacks, acts of war or natural disasters may disrupt our business.

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Confidential Treatment Requested by eHealth

RESPONSE TO COMMENT 16:

In response to the Staff’s comment, the Company has deleted the risk factor related to terrorist attacks. The Company respectfully submits that the risk factors related to internal controls and the increased costs of being a public company could apply to any newly public company and not necessarily any public company, and as such maintains that that these risks are specific to the Company’s situation. The Company respectfully submits that the risk factors related to litigation and insurance still represent risks related to the Company’s business, even if such risks may be applicable to other public companies. In response to the Staff’s comment, the Company revised the risk factor related to litigation to discuss general areas of litigation in which the Company has been involved.

Our ability to attract and retain personnel is critical to our success, page 17

17.	Please identify the “other key employees” to whom you refer. Also, identify the individuals who are or will soon become substantially vested in their stock options. Finally, state whether you have written employment agreements with any of the individuals discussed in this risk factor.

In response to the Staff’s comment, the Company has revised the Registration Statement to identify key employees, to identify certain individuals who are vested in greater than 75% of their outstanding stock options and to indicate that the employment relationship between the Company and the individuals discussed in the risk factor is of an at-will nature.

Future acquisitions could disrupt our business and harm . . ., page 18

18.	Please state whether you are currently in discussions to do an acquisition.

RESPONSE TO COMMENT 17:

The Company supplementally informs the Staff that it is not currently in discussions to do an acquisition. The Company refers the Staff to the last sentence of the second paragraph under “Use of Proceeds” where the Company states that it has no agreements or understandings with respect to any acquisition at this time.

We may not be able to secure additional financing . . ., page 18

19.	This risk factor seems to address two different risks: the risk of not securing additional financing and the negative consequences of securing additional financing. Please separate these risks into two separate risk factors.

RESPONSE TO COMMENT 19:

In response to the Staff’s comment, the Company has revised the Registration Statement to separate the risks into two risk factors.

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Confidential Treatment Requested by eHealth

You will experience immediate and substantial dilution, page 25

20.	Please revise this risk factor to explain that investors who purchase shares will contribute __% of the total amount to fund the company but will own only __% of the voting rights.

RESPONSE TO COMMENT 20:

In response to the Staff’s comment, the Company has revised the Registration Statement to include the disclosure requested by the Staff.

Capitalization, page 29

21.	Please revise the pro forma capitalization table to include all adjustments related to the completion of the offering in one column. As the conversion of your outstanding shares of preferred stock and Class A nonvoting common stock is contingent upon the closing of the offering, we believe only one pro forma column is appropriate. Please revise your disclosures in other sections of the filing, accordingly.

RESPONSE TO COMMENT 21:

In response to the Staff’s comment, the Company has revised the pro forma capitalization table and related disclosures, as well as other related sections of the Registration Statement.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies, page 37

22.	Your disclosure appears to duplicate the information in the notes to the consolidated financial statements. As noted in Section V of SEC Release No. FR-72, disclosure of critical accounting estimates should supplement the description of accounting policies already disclosed in the notes to the financial statements and provide greater insight in the quality and variability of information regarding financial condition and operating performance. Further, your disclosures should address material implications of uncertainties associated with the methods, assumptions, and estimates underlying your critical accounting estimates. Please expand your disclosures to address the following regarding your critical accounting estimates:

•	Disclose your analysis of the uncertainties involved in applying a principle at a given time or the variability that is reasonably likely to result for its application over time.

•	Specifically address why your accounting estimates or assumptions bear the risk of change.

•	Analyze, to the extent material, such factors as how accurate the estimate/assumption has been in the past, how it has changed in the past, and whether it is reasonably likely to change in the future.

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Confidential Treatment Requested by eHealth

•	Analyze the estimate/assumption specific sensitivity to change, based on other outcomes that are reasonably likely to occur and would have a material effect.

RESPONSE TO COMMENT 22:

In response to the Staff’s comment, the Company has revised the Critical Accounting Policies section of the Registration Statement to eliminate disclosures that duplicate information contained in the footnotes to the consolidated financial statements, to provide greater insight in the quality and variability of information regarding financial condition and operating performance and to address material implications of uncertainties associated with the methods, assumptions and estimates underlying its critical accounting estimates.

Revenue Recognition, page 38

23.	You disclose that “we rely on health insurance carriers to report accurately and in a timely manner the amount of commissions earned by us, and we calculate our commission revenues, prepare our financial reports, projections and budgets, and direct our marketing and other operating efforts based on the reports we receive from them”. If this poses a potential for a higher degree of uncertainty related to your recognition of revenue, please address the following in your critical accounting estimate disclosures:

•	The time lag from when cancellations are reported to the carriers to when the carriers reports them to you and whether, how and to what extent this time lag effects your allowance for forfeitures;

•	The amount of any backlog related to the processing of commission information, whether the backlog has been accounted for in the financial statements and, if applicable, when the backlog will be resolved;

•	What process management performs to determine the accuracy and completeness of the information received from the carriers; and,

•	How management resolves disputes with carriers and how often disputes occur.

RESPONSE TO COMMENT 23:

The Company supplementally informs the Staff that, as disclosed in the discussion relating to revenue recognition, the Company’s commission revenue is recognized only after the commission is reported to the Company by a health insurance carrier, net of allowance for future forfeiture amounts payable to carriers due to policy cancellations. The Company supplementally informs the Staff that the Company’s historical experience with its carriers, with the exception of the single carrier discussed in the Deferred Revenue portion of footnote 1 to the consolidated financial statements whose revenue has been deferred since January 2005, has been that carriers report commissions to the Company on a consistent, periodic (e.g., monthly or bi-weekly) and accurate basis. As a result, the Company does not believe that the reporting of commissions to it by carriers poses a potential for a higher degree of uncertainty related to its recognition of revenue.

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Confidential Treatment Requested by eHealth

Nevertheless, the Company has revised the Registration Statement to clarify its critical accounting policies and estimates in light of the Staff’s comment.

Marketing and Advertising, page 42

24.	Please explain why marketing partner channel expenses and expenses related to your online advertising channel grew in 2005 as compared to 2004.

RESPONSE TO COMMENT 24:

In response to the Staff’s comment, the Company has revised the Registration Statement to explain why expenses related to both the marketing partner channel and online advertising channel grew in 2005 as compared to 2004.

Liquidity and Capital Resources, page 46

25.	We believe your discussion of material changes in the components of cash flows could be improved. Consistent with Section IV of SEC Release No. FR-72, your discussion should focus on the primary drivers of and other material factors necessary to an understanding of the company’s cash flows and the indicative value of historical cash flows. Where there has been material variability in historical cash flows, focus on the underlying reasons for the changes, as well as on the reasonably likely impact on future cash flows and cash management decisions. Include a discussion and analysis of known trends and uncertainties.

RESPONSE TO COMMENT:25

In response to the Staff’s comment, the Company has revised the Registration Statement to focus on the primary drivers of the Company’s cash flows, explain the underlying reasons for any material changes to the Company’s historical cash flows and discuss known trends and uncertainties that could materially impact the Company’s future cash flows.

Principal Stockholders, page 77

26.	Please identify the natural persons who are the beneficial owners of the shares held by the Entities affiliated with QuestMark Partners.

RESPONSE TO COMMENT 26:

The Company supplementally informs that Staff that, based on representations made to the Company by its directors and officers, none of the Company’s directors or officers are affiliated with QuestMark Partners and as such, no natural person is identified as a beneficial owner of the shares held by the entities affiliated with QuestMark Partners.

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Consolidated Financial Statements

Consolidated Statements of Operations and Comprehensive Loss, F-4

27.	It appears that the line item “Cost of revenue” appears to be a marketing and advertising cost and does not represent the total costs and expenses applicable to revenues as required by Item 5-03(b)(2) of Regulation S-X. Please revise your presentation, accordingly.

RESPONSE TO COMMENT 27:

The Company supplementally informs the Staff that it has considered Item 5-03(b)(2) of Regulation S-X in determining the line items appearing in the consolidated statements of operations and comprehensive income (loss) and included in cost of revenues only those expenses that are directly related to revenue. These expenses consist primarily of payments related to health insurance policies sold to members who were referred to the Company’s website by marketing partners with whom the Company has revenue sharing arrangements (i.e., a liability and related expense is recorded as related commissions are reported and paid to the Company by a carrier).

This is in contrast to the Company’s arrangements with other partners to whom the Company pays a referral fee regardless of whether the Company receives commission revenue from the visitor referred to the Company’s website by the partner. Because there is no direct correlation between the amounts paid to these partners and revenue, if any, generated by referrals from those partners, those costs are classified as marketing and advertising costs in the consolidated statements of operations and comprehensive income (loss).

Notes to Consolidated Financial Statements

Note 1 - Summary of Business and Significant Accounting Policies

Deferred Revenue, page F-9

28.	Please tell us if you can reasonably estimate an allowance for forfeitures for the $473,000 recorded as deferred revenue using relevant industry historical forfeiture experience. Please explain to us why all commission amounts reported to you by this one carrier in 2005 were deferred. Clarify your disclosures as to whether any commissions for this carrier were recognized during 2005 after the cancellation period lapsed.

RESPONSE TO COMMENT 28:

The Company supplementally informs the Staff that, as disclosed in the Registration Statement, this carrier has changed its basis for calculating and reporting commissions from a basis for which the Company has extensive experience (i.e., a carrier paying commission based on premiums they have collected) to a basis for which the Company has no historical experience (i.e., a carrier paying commission based on premiums they have billed but not collected). There is no relevant industry historical forfeiture experience for commissions paid by health insurance carriers on premiums they have billed their members. In addition, the policies sold by this carrier do not

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Confidential Treatment Requested by eHealth

have pre-established cancellation dates (i.e., they are all month-to-month), and this carrier has not reported a consistent pattern of policy cancellations with which to estimate forfeitures, therefore the Company is unable to quantify the amount of commission payments received that will later be forfeited due to policy cancellations. As a result, the Company has determined that it cannot reasonably estimate an allowance for forfeitures in accordance with the provisions of SFAS No. 48, Revenue Recognition when Right of Return Exists, and, accordingly, the Company has deferred the $566,000 reported and paid to it by the carrier on this new basis during 2005 and the first quarter of 2006. The Company has supplemented its disclosure in the Registration Statement to indicate that all commission amounts reported by the carrier since the beginning of 2005 have been deferred.

Deferred Initial Public Offering Costs, page F-10

29.	Please expand your disclosure to state, if true, that deferred IPO costs include only specific incremental costs directly attributable to the proposed offering. Please refer to SAB Topic 5:A.

RESPONSE TO COMMENT 29:

In response to the Staff’s comment, the Company has revised the disclosure of deferred initial public offering costs to state that these costs include only specific incremental costs attributable to the proposed offering.

Marketing and Advertising, page F-11

30.	Please expand your disclosures to clarify why costs associated with revenue sharing of commissions receive different accounting treatments, one is offset against commission revenue while another is recorded as an expense. Please cite the applicable authoritative literature to support your accounting for each arrangement.

RESPONSE TO COMMENT 30:

The Company supplementally informs the Staff that it has a revenue-sharing arrangement with a health insurance carrier whereby the carrier directs visitors to the Company’s website to complete and submit an application for health insurance products offered by the carrier. Since the Company is the broker of record for all policies sold from applications submitted to the carrier by the Company, the Company receives a commission from the carrier on all sold policies over the life of each policy. Under this revenue-sharing arrangement, the Company, in turn, pays a percentage of this commission to the carrier. Consistent with EITF 01-9, Accounting for Consideration Given by a Vendor to a Customer (Including a Reseller of the Vendor’s Products), the Company has recorded the revenue sharing expense as an offset to the related commission revenue received from this carrier and has revised the footnotes to the consolidated financial statements accordingly.

31.	You disclose that the fair value of your common stock was contemporaneously determined by an unrelated independent valuation specialist. Please name the unrelated independent valuation specialist and provide their written consent in the registration statement. Please refer to Securities Act Rule 436.

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Confidential Treatment Requested by eHealth

RESPONSE TO COMMENT 31:

In response to the Staff’s comment, the Company has named the unrelated independent valuation specialist and included its written consent as an exhibit to the Registration Statement.

32.	Please expand MD&A to disclose the intrinsic value of outstanding vested and unvested option based on the estimated IPO price and the options outstanding as of the most recent balance sheet date presented in the filing.

RESPONSE TO COMMENT 32:

In response to the Staff’s comment, the Company has disclosed the intrinsic value of stock options vested and expected to vest and stock options outstanding at March 31, 2006 in Stock-Based Compensation in the Critical Accounting Policies and Estimates section of MD&A.

Note 10 - Net Loss Per Share, page F-26

33.	Please expand your disclosure to clarify why you are using the “two-class” method of computing loss per share when the Class A nonvoting common stock is convertible into common stock. Tell us how your computation and presentation of net loss per share complies with paragraph 61 of SFAS 128.

RESPONSE TO COMMENT 33:

The Company supplementally informs the Staff that its Class A nonvoting common stock is a participating security as defined in SFAS No. 128, Earnings per Share; therefore, in accordance with paragraph 61 of SFAS No. 128, the Company is required to use the “two-class” method of computing earnings per share. The Company has revised the disclosure in the footnotes to the financial statements accordingly.

Item 16. Exhibits and Financial Statement Schedules, page II-3

34.	We note some of your exhibits are not yet filed. Please be aware that we may have comments on them once they are filed.

RESPONSE TO COMMENT 34:

The Company notes the Staff’s comment.

35.	We note you are requesting confidential treatment for certain provisions of exhibits 10.7 and 10.8. Comments for your confidential treatment application will be sent under separate cover and will need to be resolved prior to effectiveness.

RESPONSE TO COMMENT 35:

The Company notes the Staff’s comment.

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Confidential Treatment Requested by eHealth

* * * * *

Please do not hesitate to contact me at (650) 463-5443 if you have any questions or would like additional information regarding this matter.

Very truly yours,

Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP

/s/ Natalie Kaniel

cc:	Gary L. Lauer, eHealth, Inc.

Bruce A. Telkamp, eHealth, Inc.

Scott Giesler, eHealth, Inc.

Robert V. Gunderson, Jr., Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP

Bennett L. Yee, Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP

Patrick J. Schultheis, Wilson Sonsini Goodrich & Rosati

Caine T. Moss, Wilson Sonsini Goodrich & Rosati